Exhibit 99.1

FOR RELEASE February 28, 2018

China Biologic Reports Financial Results

for the Fourth Quarter and Fiscal Year 2017

--4Q17 Total Sales Up 12.2% YoY and Non-GAAP Adjusted Net Income Down 6.8% YoY in RMB terms, or

Total Sales Up 16.1% YoY to $90.1 Million and Net Income Down 226.8% YoY to a net loss of $24.6 Million in USD terms--

--FY17 Total Sales Up 10.5% YoY and Non-GAAP Adjusted Net Income Up 13.7% YoY in RMB terms, or

Total Sales Up 8.6% YoY to $370.4 Million and Net Income Down 35.2% YoY to $67.9 Million in USD terms--

--Anticipates Repatriation Tax Liability of Approximately $40.3 million due to U.S. Tax Reform, Payable to the U.S. Treasury--

-- Issues Forecast for FY18 --

BEIJING, China – February 28, 2018– China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its financial results for the fourth quarter and fiscal year of 2017.

Fourth Quarter 2017 Financial Highlights

•	Total sales in the fourth quarter of 2017 increased by 12.2% in RMB terms and 16.1% in USD terms to $90.1 million from $77.6 million in the same quarter of 2016.
•	Gross profit increased by 26.7% to $59.3 million from $46.8 million in the same quarter of 2016. Gross margin increased to 65.8% from 60.3% in the same quarter of 2016.
•	Income from operations decreased by 15.5% to $19.6 million from $23.2 million in the same quarter of 2016. Operating margin decreased to 21.8% from 29.9% in the same quarter of 2016.
•	Net loss attributable to the Company, factoring in one-time $40.3 million income tax charge, was $24.6 million compared to net income attributable to the Company of $19.4 million in the same quarter of 2016. Fully diluted loss per share was $0.86 compared to fully diluted earnings per share of $0.69 in the same quarter of 2016.
•	Non-GAAP adjusted net income attributable to the Company decreased by 6.8% in RMB terms and 3.7% in USD terms to $25.9 million from $26.9 million in the same quarter of 2016. Non-GAAP adjusted earnings per share decreased to $0.90 from $0.95 in the same quarter of 2016.

Fiscal Year 2017 Financial Highlights

•	Total sales in 2017 increased by 10.5% in RMB terms, or 8.6% in USD terms, to $370.4 million from $341.2 million in 2016.
•	Gross profit increased by 12.8% to $244.9 million from $217.2 million in 2016. Gross margin increased to 66.1% in 2017 from 63.6% in 2016.
•	Income from operations decreased by 5.6% to $135.9 million from $144.0 million in 2016. Operating margin decreased to 36.7% in 2017 from 42.1% in 2016.
•	Net income attributable to the Company, factoring in one-time $40.3 million income tax charge, decreased by 35.2% to $67.9 million from $104.8 million in 2016. Fully diluted net income per share decreased to $2.38 from $3.74 in 2016.
•	Non-GAAP adjusted net income attributable to the Company increased by 13.7% in RMB terms, or 11.4% in USD terms, to $141.2 million from $126.8 million in 2016. Fully diluted non-GAAP adjusted net income per share increased to $4.95 from $4.52 in 2016.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We managed to meet our revised sales guidance while our profit fell below expectations due to a more-aggressive-than-expected implementation of certain government healthcare reform policies in late 2017. For example, to ensure immediate compliance with the strict policy of capping the revenue from drug sales to 30% of the total revenue of a hospital, many regional hospitals reduced purchases on certain high-unit-price plasma products, which reflected the collective efforts of regional government agencies to lower overall medical insurance spending. On the other hand, we are pleased with the performance of our placenta polypeptide product. Its sales revenue grew significantly in the fourth quarter of 2017, reflecting an increased proportion of higher-invoiced shipments due to the wider implementation of the two-invoice policy. To maintain our leading market position under the new regulations, we elevated our marketing and promotional activities, which incurred more selling expenses and impacted our profit margin.”

Mr. Gao continued, “Despite the challenging policy headwinds, we are pleased with our operational progress. We received the new Shandong facility’s final production certificate and began full operations at the new facility in late February. We received the operating permit and launched trial operations at our Ju County plasma collection station in Shandong Province in December 2017 and expect to complete construction of our Daming plasma collection station and Feicheng branch plasma collection facility in the first half of 2018. In addition, in February 2018, we received approval from Hainan Province to build a new plasma collection station in Wenchang City, and we expect to be able to obtain operating permit to begin commercial operations there before the end of 2018.

“Our product pipeline made great progress as well: our newly approved fibrinogen products have been commercially launched to the market, and we completed the clinical trial of Factor IX, for which we expect to obtain approval to commercially launch this product by the end of 2018. We closed our acquisition of 80% equity interest in TianXinFu in early 2018. Integration of its business is underway, and we plan to utilize its expertise to more deeply penetrate certain hospital surgical departments with certain high-end plasma products.”

“Looking forward to 2018, we will prioritize our focus on broadening sales channels and exploring new growth opportunities to offset potential deceleration of volume growth associated with ongoing healthcare reform. We remain committed to further investing in medical marketing to accelerate volume for newly launched products and in managing public tenders in various local markets to secure optimized pricing opportunities. Furthermore, we aim to further increase our profitability by accelerating the commercial launch time of our various pipeline products to solidify our leading market position. We remain optimistic about the development of China’s plasma industry over the long run as the opportunities for our business continue to grow while simultaneously meeting the needs of underserved patients across China,” concluded Mr. Gao.

Fourth Quarter 2017 Financial Performance

Total sales in the fourth quarter of 2017 increased by 12.2% in RMB terms, or 16.1% in USD terms, to $90.1 million from $77.6 million in the same quarter of 2016. The increase was primarily attributable to the increase in the sales of placenta polypeptide products and certain immunoglobulin products, which was partly offset by the decrease in the sales of human albumin products.

Cost of sales remained stable at $30.8 million in the fourth quarter of 2017 compared to the same quarter of 2016. As a percentage of total sales, cost of sales decreased to 34.2% from 39.7% in the same quarter of 2016. The decrease in cost of sales as a percentage of total sales was mainly due to the higher sales price of placenta polypeptide following the wider implementation of the two-invoice policy and a greater proportion of sales derived from hyper-immune products with a higher profit margin.

Gross profit increased by 26.7% to $59.3 million in the fourth quarter of 2017 from $46.8 million in the same quarter of 2016.

Gross margin was 65.8% and 60.3% in the fourth quarter of 2017 and 2016, respectively.

Total operating expenses in the fourth quarter of 2017 increased by $16.1 million, or 68.2%, to $39.7 million from $23.6 million in the same quarter of 2016. This increase mainly consisted of an increase of $12.7 million in selling expenses. More than half of the increase in selling expenses was related to the sales of placenta polypeptide products and the remaining was related to the sales of plasma products. For placenta polypeptide products and certain hyper-immune products, as certain previous multiple layers of distribution channels were disqualified due to the two-invoice regulation, we implemented new sales strategies including using an internal sales force or engaging third party contract service organizations to promote our placenta polypeptide products. For other plasma products, in order to solidify our competitiveness within distribution channel customers, we incurred more promotion and marketing costs. As a percentage of total sales, total operating expenses increased to 44.1% in the fourth quarter of 2017 from 30.4% in the same quarter of 2016.

Income from operations for the fourth quarter of 2017 decreased by 15.5% to $19.6 million from $23.2 million in the same period of 2016.

Operating margin decreased to 21.8% in the fourth quarter of 2017 from 29.9% in the same quarter of 2016.

Income tax expense was $44.7 million for the fourth quarter of 2017 compared to $4.3 million in the same period of 2016. Income tax expense includes a one-time charge of $40.3 million, which represents management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the new U.S. income tax law that went into effect on December 22, 2017 (the “U.S. Tax Reform”). Excluding the one-time charge, non-GAAP income tax expense for the fourth quarter was $4.4 million. The one-time charge for deemed repatriation will be payable by the Company over an eight-year period commencing in April 2018. The actual impact of the U.S. Tax Reform on the Company may differ from management’s estimates, and management may update its judgments based on its review of future regulations or guidance issued by the U.S. Department of the Treasury, and specific actions the Company may take in the future.

Net loss attributable to the Company, factoring in the one-time $40.3 million income tax charge, was $24.6 million in the fourth quarter of 2017 compared to net income attributable to the Company of $19.4 million in the same quarter of 2016.

Diluted net loss per share was $0.86 in the fourth quarter of 2017 compared to diluted net income per share of $0.69 in the same quarter of 2016.

Non-GAAP adjusted net income attributable to the Company decreased by 6.8% in RMB terms, or 3.7% in USD terms, to $25.9 million in the fourth quarter of 2017 from $26.9 million in the same quarter of 2016.

Non-GAAP net margin decreased to 28.7% in the fourth quarter of 2017 from 34.7% in the same quarter of 2016.

Non-GAAP adjusted net income per diluted share decreased to $0.90 in the fourth quarter of 2017 from $0.95 in the same quarter of 2016.

Non-GAAP adjusted net income and diluted earnings per share for the fourth quarter of 2017 exclude $8.3 million in non-cash employee share-based compensation expenses, $40.3 million in one-time income tax expense as a result of the U.S. Tax Reform, and $1.9 million in one-time expenses related to our change of domicile and acquisition of TianXinFu.

Fiscal Year 2017 Financial Performance

Total sales in 2017 increased by 10.5% in RMB terms and 8.6% in USD terms to $370.4 million from $341.2 million in 2016. The increase was primarily attributable to the increase in the sales of placenta polypeptide and certain immunoglobulin products.

During 2017, human albumin and IVIG products remained the Company’s two largest sales contributors, and revenue contribution from the Company’s other products continued to grow. As a percentage of total sales, sales from human albumin and IVIG products decreased to 35.8% and 31.7%, respectively, in 2017 compared to 39.2% and 34.6% in 2016.

The sales volume of human albumin products increased by 3.5% while sales volume of IVIG remained stable for 2017 as a combined result of enhanced production volumes in Guizhou Taibang and reduced production volume in Shandong Taibang in connection with the old facility’s production suspension.

The average price for human albumin products decreased by 2.5% in RMB terms and 4.3% in USD terms in 2017 mainly due to the combined effect of both a decrease in prices charged to certain distributors, which reflected intensified market competition, and a lower sales proportion from the higher-unit-price dosages compared to 2016. The average price for IVIG products increased by 1.3% in RMB terms and decreased by 0.8% in USD terms, mainly due to an increase in price we charged the Company’s major distributors.

Revenue from other immunoglobulin products increased by 24.9% in 2017 compared to 2016, reaching 13.5% of total sales as compared to 11.8% of total sales in 2016, mainly due to the increase in both average sales price and sales volume of human rabies immunoglobulin products.

Revenue from other plasma products, including human coagulation factor VIII and human prothrombin complex concentrate, increased by 22.0% in 2017 compared to 2016, representing 5.7% of total sales as compared to 5.0% of total sales in 2016. This growth reflects the Company’s ongoing medical marketing activities.

Revenue from placenta polypeptide products increased by 52.8% in 2017 compared to 2016, reaching 13.3% of total sales, mainly attributable to a higher unit selling price following the wider implementation of the two-invoice policy across China in 2017 as well as an increase of 7.3% in sales volume.

Cost of sales was $125.5 million in 2017 compared to $124.0 million in 2016. As a percentage of total sales, cost of sales decreased to 33.9% from 36.4% in 2016 mainly due to the higher sales price of placenta polypeptide following the wider implementation of the two-invoice policy and a greater proportion of sales derived from certain hyper-immune and coagulation products with a higher profit margin.

Gross profit increased by 12.8% to $244.9 million in 2017 from $217.2 million in 2016.

Gross margin was 66.1% and 63.6% in 2017 and 2016, respectively.

Total operating expenses in 2017 increased by 48.9% to $109.0 million from $73.2 million in 2016 mainly due to the increase of selling expenses as well as the increase of general and administrative expenses. As a percentage of total sales, total operating expenses increased to 29.4% in 2017 from 21.5% in 2016.

Selling expenses in 2017 increased by $23.1 million to $34.8 million from $11.7 million in 2016. More than half of the increase was related to the sales of placenta polypeptide products with the remainder related to the sales of plasma products. For placenta polypeptide products and certain hyper-immune products, as certain previous multiple layers of distribution channels were disqualified due to the two-invoice regulation, the Company implemented new sales strategies including using an internal sales force or engaging third party contract service organizations to promote its placenta polypeptide products. For other plasma products, in order to solidify its competitiveness within distribution channel customers, the Company incurred additional promotion and marketing costs. As a percentage of total sales, selling expenses accounted for 9.4% in 2017 compared to 3.4% in 2016.

General and administrative expenses in 2017 increased by 24.2% to $67.7 million compared to $54.5 million in 2016. As a percentage of total sales, general and administrative expenses were 18.3% and 16.0% in 2017 and 2016, respectively. The increase in general and administrative expenses was mainly due to the increase of share-based compensation expenses of $9.5 million and $1.9 million in one-time expenses related to the Company’s change of domicile and acquisition of TianXinFu. Excluding the impact of share-based compensation expenses and the one-time expenses related to the Company’s change of domicile and acquisition of TianXinFu, non-GAAP general and administrative expenses would have been 8.6% and 8.8% of total sales in 2017 and 2016, respectively.

Research and development expenses in 2017 decreased by 7.1% to $6.5 million from $7.0 million in 2016. As a percentage of total sales, research and development expenses decreased to 1.7% in 2017 from 2.1% in 2016. During 2017 and 2016, the Company received government grants totaling $0.4 million and $0.8 million, respectively, and recognized them as a reduction of research and development expenses. Excluding this impact, non-GAAP research and development expenses decreased by $0.9 million in 2017 from 2016, and these non-GAAP expenses as a percentage of total sales decreased from 2.3% to 1.9%.

Income from operations in 2017 decreased by 5.6% to $135.9 million from $144.0 million in 2016.

Operating margin was 36.7% in 2017 as compared to 42.1% in 2016.

Income tax expense in 2017 was $64.2 million compared to $25.1 million in 2016. Income tax expense includes a one-time charge of $40.3 million in the fourth quarter of 2017, which represents management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. Tax Reform. Excluding the one-time charge, non-GAAP income tax expense for 2017 was $23.9 million, and the non-GAAP effective income tax rate remained at 16.3% in 2017 as in 2016.

Net income attributable to the Company, factoring in the one-time $40.3 million income tax charge, was $67.9 million in 2017 compared to $104.8 million in 2016. Diluted earnings per share for 2017 was $2.38 compared to $3.74 for 2016.

Non-GAAP adjusted net income attributable to the Company increased by 13.7% in RMB terms and 11.4% in USD terms to $141.2 million in 2017 from $126.8 million in 2016.

Non-GAAP net margin increased to 38.1% from 37.2% in 2016.

Non-GAAP adjusted earnings per diluted share increased to $4.95 in 2017 from $4.52 in 2016.

Non-GAAP adjusted net income and diluted earnings per share for 2017 exclude $31.1 million in non-cash employee share-based compensation expenses, $40.3 million in one-time income tax expense as a result of the U.S. Tax Reform, and $1.9 million in one-time expenses related to the Company’s change of domicile and acquisition of TianXinFu.

As of December 31, 2017, the Company had $219.3 million in cash and cash equivalents, primarily consisting of cash on hand, demand deposits, and certificates of deposit with an initial term of three months or less.

Net cash provided by operating activities for 2017 was $102.2 million as compared to $123.3 million for 2016. The decrease in net cash provided by operating activities was primarily due to an increase in accounts receivable and inventories, which was partially offset by an increase in other payables and accrued liabilities during 2017.

Accounts receivable increased by $39.9 million during 2017 as compared to $11.0 million in 2016. The accounts receivable turnover days for plasma products increased to 58 days during 2017 from 41 days in 2016, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distribution channel.

Inventories increased by $42.1 million in 2017 as compared to $40.1 million in 2016. This increase was due to an increase of raw materials during the production suspension at our old Shandong facility, and the increase of work-in-process and finished goods reflecting the weaker market demand due to more aggressive-than-expected implementation of certain government healthcare reform policies.

Net cash used in investing activities for 2017 was $60.9 million as compared to $52.5 million for 2016. In 2017, the Company paid $38.3 million for the acquisition of property, plant and equipment, intangible assets, and land use rights and we also made time deposit of $22.7 million. In 2016, the Company paid $51.0 million for the acquisition of property, plant and equipment, intangible assets and land use rights and provided loans of $12.3 million to Xinjiang Deyuan, which was partially offset by a $10.3 million refund of deposits on land use rights from the local government.

Net cash used in financing activities for 2017 was $18.3 million as compared to $22.1 million for 2016. Net cash used in financing activities in 2017 mainly consisted of a dividend payment of $18.8 million made by the Company’s subsidiary to the noncontrolling interest shareholder, which was partially offset by proceeds of $0.9 million from stock options exercised. Net cash used in financing activities in 2016 mainly consisted of a payment of $58.1 million to former minority shareholders of Guizhou Taibang in connection with their capital withdrawal from Guizhou Taibang and a dividend of $7.9 million paid to the minority shareholder by Shandong Taibang. These were partially offset by the maturity of a $37.8 million time deposit as a security for a bank loan, which was fully repaid in June 2015, and the proceeds of $3.6 million from stock options exercised.

Financial Outlook

For the full year of 2018, the Company expects total sales to grow 18% to 20% in RMB terms and non-GAAP adjusted net income to grow 16% to 18% in RMB terms over 2017 financial results. These projections factor in the estimated 2018 financial results of TianXinFu in which the Company acquired 80% interests at the beginning of 2018. Excluding the TianXinFu contribution, estimated sales for 2018 are expected to grow 6% to 8% in RMB terms and non-GAAP adjusted net income is expected to grow 3% to 4% in RMB terms over 2017 financial results. The 2018 non-GAAP adjusted net income projection excludes non-cash employee share-based compensation expenses and non-cash intangible assets amortization expense associated with the TianXinFu acquisition.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.76 = $1.00 based on weighted average quarterly exchange rates in 2017 in translating 2017 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2018 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2018. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on March 1, 2018, which is 8:30 pm Beijing Time on March 1, 2018, to discuss its fourth quarter and fiscal 2017 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through March 8, 2018. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10117579

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, a one-time income tax expense as a result of the U.S. Tax Reform, one-time expenses related to our change of domicile and acquisition of TianXinFu, and amortization of acquired intangible assets. To supplement the Company's consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the construction and operation of plasma collection stations, the commercial launch of pipeline products and the integration with TianXinFu, as well as the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
Sales	370,406,840	341,169,426	296,457,902
Cost of sales	125,517,021	124,034,448	106,482,626
Gross profit	244,889,819	217,134,978	189,975,276

Operating expenses
Selling expenses	34,843,935	11,679,242	9,973,449
General and administrative expenses	67,683,667	54,519,122	41,391,520
Research and development expenses	6,503,712	7,021,992	6,024,368
Income from operations	135,858,505	143,914,622	132,585,939

Other income (expenses)
Equity in income/(loss) of an equity method investee	3,509,071	2,519,201	(1,311,278)
Interest income	7,623,624	7,815,780	5,551,105
Interest expense	(583,432)	(254,471)	(1,727,335)
Loss from disposal of a subsidiary	-	(75,891)	-
Total other income, net	10,549,263	10,004,619	2,512,492

Income before income tax expense	146,407,768	153,919,241	135,098,431

Income tax expense	64,171,809	25,125,820	20,992,913

Net income	82,235,959	128,793,421	114,105,518

Less: Net income attributable to noncontrolling interest	14,292,924	24,014,114	25,062,815

Net income attributable to China Biologic Products Holdings, Inc.	67,943,035	104,779,307	89,042,703

Earnings per share of ordinary share:
Basic	2.40	3.79	3.40
Diluted	2.38	3.74	3.27
Weighted average shares used in computation:
Basic	27,361,561	26,848,445	25,599,153
Diluted	27,605,623	27,249,144	26,567,366

Net income	82,235,959	128,793,421	114,105,518

Other comprehensive income/(losses):
Foreign currency translation adjustment, net of nil income taxes	36,861,394	(31,303,262)	(24,368,360)

Comprehensive income	119,097,353	97,490,159	89,737,158

Less: Comprehensive income attributable to noncontrolling interest	17,876,743	19,026,592	20,698,249

Comprehensive income attributable to China Biologic Products Holdings, Inc.	101,220,610	78,463,567	69,038,909

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	219,336,848	183,765,533
Time deposits	22,895,200	-
Accounts receivable, net of allowance for doubtful accounts	77,267,275	33,918,796
Loan receivable - current	45,912,000	-
Inventories	209,570,835	156,412,674
Prepayments and other current assets, net of allowance for doubtful accounts	18,139,453	15,320,913
Total Current Assets	593,121,611	389,417,916

Loan receivable - non current	-	43,245,000
Property, plant and equipment, net	166,812,749	132,091,923
Land use rights, net	24,853,163	23,389,384
Equity method investment	14,903,908	10,614,755
Other non-current assets	9,365,986	6,198,531
Total Assets	809,057,417	604,957,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	7,548,909	6,158,601
Income tax payable	14,258,544	7,484,366
Other payables and accrued expenses	75,827,864	59,798,145
Total Current Liabilities	97,635,317	73,441,112

Deferred income	3,476,877	3,755,648
Non-current income tax payable	37,067,138	-
Other liabilities	6,553,088	6,623,926
Total Liabilities	144,732,420	83,820,686

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
29,866,545 and 29,427,609 shares issued at December 31, 2017 and 2016, respectively;
27,611,841 and 27,172,905 shares outstanding at December 31, 2017 and 2016, respectively	2,987	2,943
Additional paid-in capital	140,230,395	105,459,610
Treasury share: 2,254,704 shares at December 31, 2017 and 2016, respectively, at cost	(56,425,094)	(56,425,094)

Retained earnings	506,426,436	438,483,401
Accumulated other comprehensive income/(losses)	7,957,304	(25,320,271)
Total equity attributable to China Biologic Products Holdings, Inc.	598,192,028	462,200,589

Noncontrolling interest	66,132,969	58,936,234

Total Shareholders’ Equity	664,324,997	521,136,823

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	809,057,417	604,957,509

Note: “Ordinary share” when used with respect to a date before July 21, 2017 refers to the common stock of our predecessor, China Biologic Products, Inc.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	82,235,959	128,793,421	114,105,518
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,691,731	11,962,983	8,179,376
Amortization	1,216,959	775,053	854,364
Loss on disposal of property, plant and equipment	3,228,845	293,098	3,024,830
Allowance for doubtful accounts - accounts receivable, net	23,783	123,239	34,902
Allowance for doubtful accounts - prepayments and other receivables	-	65,341	788
Impairment for other non-current assets	-	1,225,200	-
Write-down of obsolete inventories	-	256,862	76,587
Deferred income tax benefit	(3,252,516)	(3,006,541)	(170,345)
Share-based compensation	33,903,283	24,405,511	12,114,272
Equity in (income) /loss of an equity method investee	(3,509,071)	(2,519,201)	1,311,278
Loss from disposal of a subsidiary	-	75,891	-
Excess tax benefits from share-based compensation arrangements	-	(2,613,831)	(1,518,702)
Change in operating assets and liabilities:
Accounts receivable	(39,918,939)	(10,971,773)	(7,146,311)
Inventories	(42,078,261)	(40,077,384)	(32,095,328)
Prepayments and other current assets	(1,777,783)	1,946,800	879,165
Accounts payable	977,152	2,966,885	5,348,896
Income tax payable	6,047,808	6,022,145	(1,926,093)
Other payables and accrued expenses	16,821,694	4,221,669	6,734,988
Deferred income	(493,897)	(686,757)	(416,185)
Non-current income tax payable	37,067,138	-	-
Net cash provided by operating activities	102,183,885	123,258,611	109,392,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for time deposits	(22,669,000)	-	-
Payment for property, plant and equipment	(37,504,440)	(49,371,318)	(38,790,998)
Payment for intangible assets and land use rights	(786,691)	(1,635,891)	(13,500,526)
Refund of payments and deposits related to land use right	-	10,297,893	-
Proceeds from disposal of property, plant and equipment and land use rights	64,914	393,019	827,020
Loans lent to a third party	-	(12,332,718)	(40,744,167)
Proceeds from disposal of a subsidiary	-	128,654	-
Receipt of government grants related to property and equipment	-	-	2,452,864
Net cash used in investing activities	(60,895,217)	(52,520,361)	(89,755,807)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	867,546	3,558,796	7,745,978
Proceeds from short-term bank loans	23,009,280	-	15,770,881
Repayment of short-term bank loans	(23,412,060)	-	(47,201,255)
Repayment of long-term bank loans	-	-	(66,300,000)
Maturity of deposit as security for bank loans	-	37,756,405	63,152,258
Net proceeds from reissuance of treasury stock	-	-	80,583,959
Excess tax benefits from share-based compensation arrangements	-	2,613,831	1,518,702
Dividend paid by subsidiaries to noncontrolling interest shareholders	(18,789,151)	(7,921,952)	-
Dividend to the trial court to be held in escrow as to dispute with Jie’an	-	-	(3,690,814)
Payment to noncontrolling interest shareholders in connection with their capital withdrawal	-	(58,091,018)	-
Net cash (used in)/provided by financing activities	(18,324,385)	(22,083,938)	51,579,709

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	12,607,032	(9,826,672)	(7,098,233)

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,571,315	38,827,640	64,117,669

Cash and cash equivalents at beginning of year	183,765,533	144,937,893	80,820,224

Cash and cash equivalents at end of year	219,336,848	183,765,533	144,937,893

Supplemental cash flow information
Cash paid for income taxes	24,691,429	22,210,476	23,348,371
Cash paid for interest expense	252,353	84,664	1,526,807
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	7,548,964	4,912,937	6,363,392
Loan receivable offset by accounts payable	-	5,848,400	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	December 31,	December 31,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	25,914,369	26,860,803
Diluted EPS - Non GAAP	0.90	0.95
Non-cash employee stock compensation	(8,396,403)	(7,423,147)
Expenses related to change of domicile and acquisition of TianXinFu	(1,872,012)	-
Income tax expense due to U.S. Tax Reform	(40,290,367)	-
Net Income Attributable to the Company	(24,644,413)	19,437,656
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,812,319	27,428,563

	For the Years Ended
	December 31,	December 31,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	141,214,324	126,764,923
Diluted EPS - Non GAAP	4.95	4.52
Non-cash employee stock compensation	(31,108,910)	(21,985,616)
Expenses related to change of domicile and acquisition of TianXinFu	(1,872,012)	-
Income tax expense due to U.S. Tax Reform	(40,290,367)	-
Net Income Attributable to the Company	67,943,035	104,779,307
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,605,623	27,249,144